                                                                                                                                              Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended June 30,
	2009	2008
Earnings:	($ in millions)
Income before taxes	$119.2	$113.7
Add (deduct):
Equity in income of non-consolidated affiliates	(25.8)	(19.1)
Dividends received from non-consolidated affiliates	1.9	—
Capitalized interest	(5.5)	(1.1)
Fixed charges as described below	15.1	15.3
Total	$104.9	$108.8
Fixed Charges:
Interest expensed and capitalized	$8.8	$9.3
Estimated interest factor in rent expense(1)	6.3	6.0
Total	$15.1	$15.3
Ratio of earnings to fixed charges	6.9	7.1

(1)           Amounts represent those portions of rent expense that are reasonable approximations of interest costs.